NUMBER: 82-34836

RECEIVED

2009 FEB -9 A 2:21

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Rome, 04 February 2009

By International Courier UPS

Bulgari File Number: **82-34836**

09045279

SUPPL

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Bulgari SpA – Share capital amendment
- N.4 Internal Dealing Communications
- Press Release NetSales F. Y. 2008

Best Regards,

Costanzo Rapone
Bulgari S.p.A.
General Counsel

PROCESSED
FEB 10 2009
THOMSON REUTERS

RECEIVED

2009 FEB -9 A 2:21

Comunicazione di variazione del capitale sociale della Bulgari S.p.A.

Vi comunichiamo la nuova composizione del capitale sociale (interamente sottoscritto e versato) a seguito di esercizio di stock options deliberate dall'assemblea degli azionisti in data 29 aprile 2003

TABELLA 1

	Capitale sociale attuale			*Capitale sociale precedente*		
	Euro	*n. azioni*	*Val. nom. unitario*	*Euro*	*n. azioni*	*Val. nom. unitario*
Azioni ordinarie numero cedola in corso: 15	**21.044.086,70**	**300.629.810**	**0,07**	21.020.549,20	300.293.560	0,07

La presente variazione è stata presentata in via telematica al Registro delle Imprese per l'iscrizione in data 9 gennaio 2009.

....

BULGARI S.P.A. SHARE CAPITAL AMENDMENT

This is to confirm you the new composition in the share capital of Bulgari S.p.A. pursuant the subscription of a number of stock options:

	Current Sharecapital			*Sharecapital prior to current update*		
	Euro	*n. shares*	*Par value*	*Euro*	*n.shares*	*Par Value*
Ordinary shares: coupon n. 15	**21.044.086,70**	**300.629.810**	**0,07**	21.020.549,20	300.293.560	0,07

This variation has been duly filed on January 9th, 2009

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, com BULGARI FILE NUMBER: 82-34836

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
15/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.7185	37,185	MERC-IT	prezzo medio
16/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.6632	36,632	MERC-IT	prezzo medio
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							73,817		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													73,817		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - \- = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C 1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C 4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
19/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.6034	36,034	MERC-IT	
20/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.552	35,520	MERC-IT	
21/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.4436	34,436	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							105,990		

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													105,990		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7 **BULGARI FILE NUMBER: 82-34836**

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

RECEIVED 2009 FEB -9 A 2:2

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION²	CODICE ISIN / ISIN CODE³	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT⁴	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)⁵	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION⁶	NOTE / NOTES
22/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.45	34,500	MERC-IT	prezzo medio
23/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.2	32,000	MERC-IT	prezzo medio
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							66,500		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													66,500		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - *ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap)* / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. *Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia)* / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BVLGARI

Bulgari Group: stable revenues in the full year 2008. Economic crisis affected sales in the fourth quarter.

- **Full year 2008 turnover: 1,075.1 million Euro (-1.5% at current exchange rates, -0.9% at comparable exchange rates)**
- **Fourth quarter 2008 turnover: 312.6 million Euro (-9.8% at current exchange rates, -15.5% at comparable exchange rates)**

Rome, 29 January 2009 – In the full year 2008 the Bulgari Group registered a turnover of 1,075.1 million Euro compared to 1,091.0 million Euro in 2007, with a decrease of 1.5% at current exchange rates (-0.9% at comparable exchange rates).
In the fourth quarter of 2008 sales reached 312.6 million Euro compared to 346.5 million Euro in the same period of last year (-9.8% at current exchange rates and -15.5% at comparable exchange rates).

All the variations reported below are expressed at comparable exchange rates unless noted otherwise.

Revenues by product category
In the **full year 2008,** as a result of the worsening macroeconomic conditions, especially from the fourth quarter, all product categories registered a decrease in sales, with the exception of perfumes. The jewellery segment, core business of the Group, fell slightly (by 1.5%), although this should be considered in the light of a particularly high comparison base in the previous year (+20.0% in 2007). Contributing to this result, which must be considered very satisfactory under the present circumstances, was the high jewellery segment where turnover held up excellently in 2008 compared to the previous year when the Group achieved a record performance. Watches (-10.9%) have been affected by an especially negative performance in the entry price segment, as a consequence of the decision to eliminate some product lines, by the shortages in sourcing some technical components, which resulted in losses of production volumes in the first part of the year, and finally by a general slowdown in the wholesale channel demand, more noticeable in the fourth quarter. Accessories fell by 4.1% because of a negative performance in the wholesale channel, particularly in Japan, counterbalanced by a strong double-digit sales growth in the directly owned stores for this category. Perfumes, in conclusion, rose by 13.9%, driven by the continuing success of all Bulgari fragrances.
Looking at the **fourth quarter of 2008**, when the effects of the current economic crisis were to be felt in full, perfumes alone confirmed their strength, rising by 0.7%, while sales decrease hit jewellery (-17.3% although this should be compared to a particularly high base of +20.3% in the same quarter of 2007), watches (-28.0%) and accessories (-9.5%).

Revenues by geographical area
In the **full year 2008** Europe fell by 1.4%, with an especially negative performance in Italy (-11.1%), a result which was already in evidence during the first part of the year. The other European countries grew overall by 3.5%.
The United States registered a contraction of 6.7%, although this should be considered in the light of a particularly high comparison base of +21% in 2007. Asia limited its fall to 1.2%: given the result of Japan, which fell by 8.5% over the year, it is worth underlining that the sales growth in the rest of Asia (+8.4% to be compared to an extremely demanding base of

+41.2% in the previous year) acted as a counterweight to the overall performance in the Asian region. A growth of 9.1% at current exchange rates was also recorded in the Middle East/Other area.

Looking at the **fourth quarter of 2008** only the Middle East/Other area achieved a good growth (+11.1% at current exchange rates) while the other regions fell: Europe by 16.8% (-17.7% in Italy); the United States by 9.3%; and Asia by 20.0%, with the rest of Asia down 11.9%. and Japan down 25.4%. It is worth remembering that the performance of Japan must be compared to a challenging base in the fourth quarter 2007, when two flagship stores in Tokyo (in the Ginza and Omotesando areas) have been opened with important supporting promotional activities and there was also the contribution of two stores, always in Ginza, closed at the beginning of 2008.

Turnover by sales channel

The number of Bulgari stores at 31 December 2008 was 264, of which 164 were directly owned stores. In the full year 2008 directly owned stores posted a sales performance better than the one towards third party distributors. In the fourth quarter this performance was even stronger.

Profit & loss, balance sheet

As usual, the 2008 results will be available on 11 March 2009, when the next meeting of the Board of Directors will take place.

The Group's net financial position at 31 December 2008 was 306.2 million Euro.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"Also for our Company, the nasty economic environment had a strong negative effect on the holiday season's sales. It is therefore evident that this situation will be inevitably reflected in a decrease of the 2008 profits higher than the one showed at the end of the first nine months of the year.*

I would like to underline that, differently from what some important competitors have done, Bulgari has not reduced its selling prices and has not changed its discount policy with the final client and trade in order to protect the integrity of the brand in the long term. Considering the results of the last months and expecting a very difficult 2009, the Company is further committed to be as efficient as possible by reassessing the costs and investments structure in order to defend its profitability and cash flow as much as possible".

Further comments of CEO Francesco Trapani are available in the video-message at the following link:
http://www.investis.com/bulgari_salesresults_08a/Video-Player.html

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – FY 08

REVENUES BY PRODUCT CATEGORY	FY 2008		FY 08/ FY 07		FY 07/ FY 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
Jewels	448.2	41.7%	-2.6%	-1.5%	14.4%	20.0%
Watches	263.8	24.5%	-10.5%	-10.9%	2.0%	8.2%
Accessories	83.1	7.7%	-1.5%	-4.1%	-5.1%	1.2%
Other (incl. FR royalties)	7.2	0.7%	-3.1%	-	1.5%	-
JWA Division	**802.3**	**74.6%**	-5.2%	-5.0%	7.5%	13.5%
PARFUM Division	**248.4**	**23.1%**	12.0%	13.9%	11.0%	15.4%
OTHER	**24.4**	**2.3%**	8.4%	-	4.7%	-
TOTAL	**1075.1**	**100%**	-1.5%	-0.9%	8.2%	13.6%

BULGARI GROUP – REVENUES BY GEO AREA – FY 08

REVENUES BY GEO AREA	FY 2008		FY 08/ FY 07		FY 07/ FY 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
EUROPE	**421.5**	**39.2%**	-1.4%	-	10.2%	-
of which Italy	125.7	11.7%	-11.1%	-	7.6%	-
AMERICAS	**154.4**	**14.4%**	-12.5%	-6.7%	12.1%	21.0%
ASIA	**435.9**	**40.5%**	1.6%	-1.2%	5.6%	14.8%
of which Japan	229.1	21.3%	-1.1%	-8.5%	-9.7%	-0.9%
of which Rest of Asia	206.8	19.2%	4.7%	8.4%	31.9%	41.2%
MIDDLE EAST/OTHER	**63.3**	**5.9%**	9.1%	-	1.5%	-
TOTALE	**1075.1**	**100%**	-1.5%	-0.9%	8.2%	13.6%

Source: Bulgari S.p.A. – Not audited preliminary results.

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – Q4 08

REVENUES BY PRODUCT CATEGORY	Q4 2008		Q4 08/ Q4 07		Q4 07/ Q4 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
Jewels	129.3	41.3%	-12.8%	-17.3%	14.2%	20.3%
Watches	72.0	23.0%	-21.2%	-28.0%	2.6%	8.7%
Accessories	25.5	8.2%	5.1%	-9.5%	-7.8%	-2.5%
Other (incl. FR royalties)	2.0	0.7%	3.8	-	-19.8%	-
JWA Division	**228.8**	**73.2%**	-13.9%	-20.1%	7.4%	13.4%
PARFUM Division	**79.7**	**25.5%**	4.8%	0.7%	9.8%	15.0%
OTHER	**4.1**	**1.3%**	-13.6%	-	-22.8%	-
TOTAL	**312.6**	**100%**	**-9.8%**	**-15.5%**	**7.3%**	**13.0%**

BULGARI GROUP – REVENUES BY GEO AREA – Q4 08

REVENUES BY GEO AREA	Q4 2008		Q4 08/ Q4 07		Q4 07/ Q4 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
EUROPE	**119.6**	**38.3%**	-16.8%	-	10.3%	-
of which Italy	38.1	12.2%	-17.7%	-	-0.7%	-
AMERICAS	**49.5**	**15.9%**	-4.8%	-9.3%	2.7%	13.3%
ASIA	**124.6**	**39.8%**	-6.9%	-20.0%	4.5%	12.9%
of which Japan	69.2	22.1%	-6.9%	-25.4%	-2.9%	4.5%
of which Rest of Asia	55.4	17.7%	-6.8%	-11.9%	15.4%	25.4%
MIDDLE EAST/OTHER	**18.9**	**6.0%**	11.1%	-	22.1%	-
TOTALE	**312.6**	**100%**	**-9.8%**	**-15.5%**	**7.3%**	**13.0%**

Source: Bulgari S.p.A. – Not audited preliminary results.

The manager in charge of preparing the corporate accounting records, Alberto Nathansohn, declares that pursuant to paragraph 2 of article 154 of the Consolidated Finance Law the accounting information contained in this release corresponds to the books, records and accounting entries.

For further information

Media relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Relations with analysts/investors
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

BVLGARI



THE BULGARI GROUP FULL YEAR and Q4 2008 REVENUES

Rome, January 29st 2009

BVLGARI

FY 2008 REVENUES
REVENUE EVOLUTION BY PRODUCT LINE

PRODUCT CATEGORY	FULL YEAR 2008		FY 2008/FY 2007	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	448.2	41.7%	-2.6%	-1.5%
WATCHES	263.8	24.5%	-10.5%	-10.9%
ACCESSORIES	83.1	7.7%	-1.5%	-4.1%
OTHER (incl. FR royalties)	7.2	0.7%	-3.1%	-
JWA DIVISION	**802.3**	**74.6%**	-5.2%	-5.0%
PERFUME DIVISION	**248.4**	**23.1%**	12.0%	13.9%
OTHER	24.4	2.3%	8.4%	-
TOTAL	**1075.1**	**100%**	**-1.5%**	**-0.9%**

BVLGARI

Q4 2008 REVENUES
REVENUE EVOLUTION BY PRODUCT LINE

	FOURTH QUARTER 2008		Q4 2008/Q4 2007	
			REPORTED	AT COMP.FX
PRODUCT CATEGORY	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	129.3	41.3%	-12.8%	-17.3%
WATCHES	72.0	23.0%	-21.2%	-28.0%
ACCESSORIES	25.5	8.2%	5.1%	-9.5%
OTHER (incl. FR royalties)	2.0	0.7%	3.8%	-
JWA DIVISION	**228.8**	**73.2%**	-13.9%	-20.1%
PERFUME DIVISION	**79.7**	**25.5%**	4.8%	0.7%
OTHER	4.1	1.3%	-13.6%	-
TOTAL	**312.6**	**100%**	**-9.8%**	**-15.5%**

BVLGARI

FY 2008: REVENUES ON TOTAL SALES BREAKDOWN BY PRODUCT LINE



OTHERS 2.3%
PERFUME DIVISION 23.1%
JWA 74.6%
Jewelry 41.7%
Watches 24.5%
Accessories 7.7%
Other (incl. FR royalties) 0.7%

JEWELRY

41.7% **of total revenues in FY 2008**	FY 2008	FY 2007
REVENUES – Eur M.	448.2	459.9
GROWTH AT COMP. EXCHANGE RATES	-1.5%	20.0%


BVLGARI
ELISIA DIAMONDS


BVLGARI
DEDICATA A VENEZIA

JEWELRY HIGHLIGHTS

- OVERALL **A POSITIVE YEAR**, CONSIDERING THE TOUGH BASIS AND THE ABRUPT CHANGE IN THE ECONOMY COINCIDING WITH THE PEAK HOLIDAY SEASON
- **HIGH JEWELRY** WAS THE BEST PERFORMER AMONG THE JEWELRY SPECTRUM DURING Q4
- PRICE POINTS SPANNING OVER THE 4 SEGMENTS OF THE BVLGARI JEWELRY OFFER PROVIDED A **WIDE SPECTRUM OF CHOICE** FOR THE CUSTOMER ALSO DURING THIS CHALLENGING HOLIDAY SEASON.
- **AMERICAS** AND **FAR EAST** OUTPERFORMED OTHER AREAS IN Q4, THANKS TO A HIGHER PROPORTION OF HIGH JEWELRY SALES IN THEIR SALES MIX.

WATCHES

24.5% of total revenues in FY 2008	**FY** 2008	**FY** 2007
REVENUES – Eur M.	263.8	294.8
GROWTH AT COMP. EXCHANGE RATES	-10.9%	8.2%


BVLGARI
12
BVLGARI
DIAGONO CALIBRO 303

WATCHMAKING HIGHLIGHTS

- ENTRY-PRICE WATCHES - UP TO EUR 2,000 - SUFFERED THE MOST, AS ANTICIPATED BY THE DECISION BY THE GROUP SEVERAL QUARTERS AGO TO REPOSITION THE PRODUCT OFFER **HIGHER** AND EXIT SOME ENTRY PRICE LINES
- THE **CORE PRICE SEGMENT** - UP TO EUR 8,000 - HELD UP REASONABLY WELL, EVEN THOUGH IT HAS BEEN PENALIZED BOTH BY THE SHORTAGE OF COMPONENTS WHICH HELD BACK PRODUCTION IN Q2 AND Q3 AND BY THE PROGRESSIVELY DETERIORATING DEMAND OVER THE LAST QUARTER IN THE THIRD-PARTY CHANNEL
- **ASIA AS A WHOLE** OUTPERFORMED OTHER GEOGRAPHICAL AREAS IN THE Q4, ESPECIALLY AT HIGH PRICE POINTS
- **OWN STORES** CONTINUED TO PERFORM BETTER THAN WHOLESALE, IN LINE WITH THE REST OF THE YEAR
- **TIGHT CONTROL** ON COMMERCIAL TERMS, CREDIT LIMITS, DELIVERIES

BVLGARI

ACCESSORIES

7.7% **of total revenues in FY 2008**	**FY** 2008	**FY** 2007
REVENUES – Eur M.	83.1	84.4
GROWTH AT COMP. EXCHANGE RATES	-4.1%	1.2%


BVLGARI

ACCESSORIES HIGHLIGHTS

- NEGATIVE DRIVER: WHOLESALE, ESPECIALLY IN JAPAN
- POSITIVE DRIVER: STRONG SALES GROWTH IN OUR **OWNED STORES** (DOUBLE DIGIT) FOR THE FULL YEAR
- LEATHER GOODS (LLG + SLG) AS A WHOLE SHOWED A **SEQUENTIAL IMPROVEMENT** VS Q3 2008
- AMONG LARGE LEATHER GOODS, **BAGS** GREW ON THE YEAR ACROSS ALL CHANNELS
- IN THE Q4, **LARGE LEATHER GOODS** OUTPERFORMED SOME OF THE LESS VISIBLE SMALL LEATHER GOODS
- VISIBLE AND EXPENSIVE ACCESSORIES SUCH AS **EYEWEAR** AND **BELTS** EVEN IMPROVED THEIR PERFORMANCE IN THE Q4, SHOWING A DOUBLE-DIGIT INCREASE. ON THE OTHER HAND, TEXTILE AND ESPECIALLY SMALL GIFTS SUFFERED IN THE Q4
- BY REGION, THE BEST PERFORMERS IN THE FOURTH QUARTER WERE THE **US** AND **NORTH PACIFIC**

PERFUME

23.1% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES – Eur M.	248.4	221.9
GROWTH AT COMP. EXCHANGE RATES	13.9%	15.4%


BVLGARI
JASMIN NOIR

PERFUME HIGHLIGHTS

- **JASMIN NOIR** IS AS OF TODAY - 5 MONTHS AFTER ITS LAUNCH – THE BEST LAUNCH EVER AMONG THE BVLGARI FRAGRANCES. NOT ONLY THE SELL-IN RESULTS ARE GOOD, BUT ALSO THE ALL-IMPORTANT Q4 SELL-OUT.
- THE PERFORMANCE OF THE BVLGARI POUR FEMME FAMILY (*POUR FEMME, VOILE DE JASMIN, ROSE ESSENTIELLE* AND *JASMIN NOIR*) GOT A STRONG BOOST FROM THE *JASMIN NOIR* LAUNCH, AND THIS, AFTER AN ALREADY IMPRESSIVE PERFORMANCE OF *ROSE ESSENTIELLE* AND *VOILE DE JASMIN.*
- *JASMIN NOIR* IS THE MOST EXPENSIVE FRAGRANCE IN THE BVLGARI SPECTRUM, RETAILING AT **EUR 110** FOR 100ml
- MORE IN GENERAL, BVLGARI FRAGRANCES PERFORMED VERY WELL ACROSS THE BOARD. ESPECIALLY IN THE MAIN MARKETS - **USA, GERMANY** - THEY GREW WELL ABOVE THE PREMIUM FRAGRANCES MARKET.
- THE BVLGARI PREMIUM FRAGRANCES PERFORMANCE TESTIFIES ONCE AGAIN THE STRENGHT OF THE BVLGARI BRAND AND OF ITS PRODUCTS, EVEN IN **THE MOST COMPETITIVE MARKET OF THE LUXURY SPECTRUM.**

FY 2008 REVENUES
REVENUE EVOLUTION BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	FULL YEAR 2008		FY 2008/FY 2007	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	**421.5**	39.2%	-1.4%	-
Of which Italy	125.7	11.7%	-11.1%	-
AMERICAS	154.4	14.4%	-12.5%	-6.7%
ASIA	**435.9**	40.5%	1.6%	-1.2%
Of which Japan	229.1	21.3%	-1.1%	-8.5%
Of which Rest of Asia	206.8	19.2%	4.7%	8.4%
MIDDLE EAST/ OTHER	63.3	5.9%	9.1%	-
TOTAL	**1075.1**	**100%**	**-1.5%**	**-0.9%**

Q4 2008 REVENUES
REVENUE EVOLUTION BY GEOGRAPHICAL AREA

	FOURTH QUARTER 2008		Q4 2008/Q42007	
			REPORTED	AT COMP.FX
GEOGRAPHICAL AREA	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	**119.6**	38.3%	-16.8%	-
Of which Italy	38.1	12.2%	-17.7%	-
AMERICAS	**49.5**	15.9%	-4.8%	-9.3%
ASIA	**124.6**	39.8%	-6.9%	-20.0%
Of which Japan	69.2	22.1%	-6.9%	-25.4%
Of which Rest of Asia	55.4	17.7%	-6.8%	-11.9%
MIDDLE EAST/ OTHER	18.9	6.0%	11.1%	-
TOTAL	**312.6**	**100%**	**-9.8%**	**-15.5%**

FY 2008: REVENUES ON TOTAL SALES BREAKDOWN BY GEOGRAPHICAL AREA


Americas 14.4%
Middle East/Other 5.9%
Asia 40.5%
Europe 39.2%
Rest of Asia 19.2%
Japan 21.3%

EUROPE

39.2% **of total revenues in FY 2008**	FY 2008	FY 2007
REVENUES – Eur M.	421.5	427.3
GROWTH REPORTED	-1.4%	10.2%


BVLGARI
PARIS GEORGE V TWIN STORE

EUROPE HIGHLIGHTS

FOR THE FULL YEAR:

- POSITIVE ALMOST EVERYWHERE, WITH ITALY AND SPAIN THE BIG EXCEPTIONS
- VERY STRONG GROWTH IN **RUSSIA, SWITZERLAND**, HIGH SINGLE DIGIT GROWTH IN THE **UK** AND **GERMANY**

A FEW HIGHLIGHTS ON DECEMBER TRENDS IN OUR STORES:

- ITALY ACCELERATED ITS ALREADY NEGATIVE PERFORMANCE
- PARIS: THE NEW **AVENUE GEORGE V STORE** - OPENED AT THE END OF SEPTEMBER - QUICKLY BECAME THE TOP SELLING STORE IN FRANCE
- GERMANY TURNED NEGATIVE, BUT COMPARES WITH AN **EXTREMELY STRONG BASIS** IN 2007

AMERICAS

14.4% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES – Eur M.	154.4	176.4
GROWTH AT COMP. EXCHANGE RATES	-6.7%	21.0%


BVLGARI

ATLANTA TWIN STORE

AMERICAS HIGHLIGHTS

- REMARKABLE FULL YEAR PERFORMANCE, IN VIEW OF THE **HIGH BASIS** (HIGH JEWELLERY SALES IN 2007)
- THE APPETITE FOR BVLGARI **ACCESSORIES** IN THE DEDICATED NETWORK CONTINUED IN THE FOURTH QUARTER
- THE **FRAGRANCES** PERFORMANCE IN THE US WAS ALSO VERY STRONG

BVLGARI

JAPAN

TOKYO GINZA FLAGSHIP STORE



21.3% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES – Eur M.	229.1	231.7
GROWTH AT COMP. EXCHANGE RATES	-8.5%	-0.9%

JAPAN HIGHLIGHTS

- **JEWELLERY** AND **ACCESSORIES** PERFORMED BETTER THAN WATCHES OVERALL
- JAPAN WAS DOWN DOUBLE DIGIT IN THE QUARTER, BUT AGAINST A **VERY CHALLENGING BASE IN Q4 2007**, WHEN BOTH OMOTESANDO AND GINZA TOWER WERE INAUGURATED AND THE TWO PRE-EXISTING LOCATIONS IN GINZA WERE STILL OPEN.
- **TOKYO** CONTINUES TO LEAD AND PERFORM BETTER THAN THE REST OF THE COUNTRY

BVLGARI

REST OF ASIA

19.2% **of total revenues in FY 2008**	FY 2008	FY 2007
REVENUES – Eur M.	206.8	197.6
GROWTH AT COMP. EXCHANGE RATES	8.4%	41.2%


BVLGARI
CHENGDU, PRC

REST OF ASIA HIGHLIGHTS

- DURING THE FULL YEAR, THE REST OF ASIA WAS THE ONLY REGION SHOWING A DOUBLE-DIGIT INCREASE IN **WATCHES**, AND PROVED TO BE THE MOST RESILIENT AREA ALSO IN THE Q4
- THE SAME APPLIES FOR **ACCESSORIES**.
- IN **HIGH JEWELLERY**, THE GROWTH WAS STRONG DOUBLE-DIGIT, IN THE FULL YEAR AS WELL AS IN THE FOURTH QUARTER
- **GREATER CHINA** CONTINUES TO GROW: FULL YEAR +12%, Q4 +3%

BVLGARI

RETAIL NETWORK EVOLUTION

	31.12.2007	30.09.2008	**31.12.2008**
DOS BOUTIQUES	149	161	**164**
FRANCHISEES	42	42	**44**
TRAVEL RETAIL AND WHOLESALE STORES	54	56	**56**
TOTAL STORES	245	259	**264**

QUESTIONS & ANSWERS

BULGARI FY 2008 RESULTS

Will be released on March 11 th 2009, a conference call will follow

BULGARI INVESTOR DAY
BASEL FAIR PRESENTATION

To discuss the 2008 Results and discover the 2009 product pipeline please join us in Basel (CH) on March, 30th 2009

For invitations, please contact Letizia Chiarucci at: letizia.chiarucci@bulgari.com

BULGARI CORPORATE WEBSITE

http://www.bulgari.com

For more information about the the Bulgari products please join the dedicated mailing list.

BULGARI INVESTOR RELATIONS WEBSITE

In order to receive updates via e-mail on the quarterly results releases, please add your name and e-mail address to the Alerting Service.

and, on your smart phones, http://ir.mobi.bulgari.com

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA*

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BULGARI*	NOME / FIRST NAME	*NICOLA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
26/01/2009	A	IT0001119087	BULGARI	AZO	7,500	3.3092	24,819	MERC-IT	prezzo medio
27/01/2009	A	IT0001119087	BULGARI	AZO	12,500	3.4108	42,635	MERC-IT	prezzo medio
28/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.5094	35,094	MERC-IT	prezzo medio
29/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.3756	33,756	MERC-IT	prezzo medio
30/01/2009	A	IT0001119087	BULGARI	AZO	10,000	3.2001	32,001	MERC-IT	prezzo medio
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							168,305		

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													168,305		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

END